UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: June 15, 2004

D E E R E   &   C O M P A N Y
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation)

1-4121
(Commission File Number)

36-2382580
(IRS Employer Identification No.)

One John Deere Place
Moline, Illinois 61265
(Address of principal executive offices and zip code)

(309)765-8000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report.)

Item 5.   Other Events.

        The attached exhibit consists of Deere & Company's press release dated June 15, 2004 concerning continuation of a previously announced stock repurchase program and is incorporated by reference herein.

Item 7.   Exhibits.

        (c)   Exhibits

                (99)   Press release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

DEERE & COMPANY

By: */s/ JAMES H. BECHT*
Secretary

Dated: June 15, 2004

Exhibit 99



Deere & Company
One John Deere Place
Moline, IL 61265 USA
Phone: 309-765-8000
www.deere.com

NEWS RELEASE
June 15, 2004

Contact:
Ken Golden
Manager, Public Relations
Deere & Company
309-765-5678

Deere to Continue Stock Repurchase Program

Moline, Illinois (June 15, 2004) - As previously announced in December 1997, the Company's board of directors authorized the repurchase of up to $1 billion of Deere & Company Common Stock. To date the Company has repurchased approximately $808 million of Common Stock under the program. At the Company's discretion, repurchases of Deere & Company Common Stock for the balance of the program may continue to be made from time to time in the open market and through privately negotiated transactions.